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Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Inc. Reports Third Quarter Fiscal Year 2014 Results

Ottawa, Canada, January 13, 2014—DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for its third quarter ended November 30, 2013. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

Revenue for the third quarter of fiscal year 2014 was $22.2 million, compared with $25.5 million in the second quarter of fiscal year 2014 and $38.5 million in the third quarter of fiscal year 2013. Revenue from the Nokia Solutions and Networks ("NSN") channel represented 51% of revenue in the fiscal quarter.

Gross margin for the third quarter of fiscal year 2014 was 11.1%, compared with 11.0% in the second quarter of fiscal year 2014 and 18.6% in the third quarter of fiscal year 2013. We expect solid gross margin improvement starting in Q4.

On January 10, 2014 we signed a new supply agreement with a major US-based carrier. Activities associated with the first project with this carrier are underway. Deployments from the projects anticipated under this agreement are expected to commence during the first half of 2014.

"Network rollout plans in the United States and India are at the core of our future growth strategy. To position ourselves for these opportunities we have increased and extended our credit facilities in addition to the cash we raised in September" said DragonWave President and CEO, Peter Allen.

Net loss applicable to shareholders in the third quarter of fiscal year 2014 was $5.5 million or ($0.12) per basic and diluted share. This compares to a net loss applicable to shareholders of $10.5 million or ($0.28) per basic diluted share in the second quarter of fiscal year 2014 and net loss of $13.9 million or ($0.36) per basic and diluted share in the third quarter of fiscal year 2013.

Cash and cash equivalents totaled $23.5 million at the end of the third quarter of fiscal year 2014, compared to $9.8 million at the end of the second quarter of fiscal year 2014.

Webcast and Conference Call Details:

The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on January 14, 2014.

The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

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  Toll-free North America: (877) 312-9202

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  International: (408) 774-4000

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave's growth opportunities and the potential benefits of, and demand for, DragonWave's products as well as our expectations regarding margin improvement. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry in relation to expected margin improvement, the timing of revenues and expenses. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Forward-looking statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated January 13, 2014 and in the Company's Annual Information Form dated May 17, 2013 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext. 2253	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	As at November 30, 2013	As at February 28, 2013
ASSETS
Current Assets
Cash and cash equivalents	23,545	22,959
Trade receivables	19,009	35,452
Inventory	31,642	32,722
Other current assets	4,920	6,077
Contingent receivable	—	13,843
Deferred tax asset	69	69

	79,185	111,122
Long Term Assets
Property and equipment	3,848	7,444
Deferred tax asset	1,536	1,581
Deferred financing cost	—	149
Intangible assets	1,617	2,771
Goodwill	11,927	11,927

	18,928	23,872
Total Assets	98,113	134,994

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	26,484	56,962
Debt facility	—	15,000
Deferred revenue	664	1,163
Capital lease obligation	1,985	3,251
Contingent liabilities	50	255

	29,183	76,631
Long Term Liabilities
Debt facility	15,000	—
Capital lease obligation	—	1,451
Warrant liability	2,260	—
Other long term liabilities	625	783
Contingent liabilities	—	519

	17,885	2,753
Commitments
Shareholders' equity
Capital stock	196,853	179,429
Contributed surplus	6,948	6,047
Deficit	(142,840)	(120,197)
Accumulated other comprehensive loss	(9,679)	(9,685)

Total Shareholders' equity	51,282	55,594
Non-controlling interest	(237)	16

Total Equity	51,045	55,610
Total Liabilities and Equity	98,113	134,994

Shares issued & outstanding	52,823,364	38,048,297

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts
(Unaudited)

	Three months ended		Nine months ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
REVENUE	22,169	38,452	72,154	95,583
Cost of sales	19,709	31,314	64,080	77,569

Gross profit	2,460	7,138	8,074	18,014

EXPENSES
Research and development	5,000	9,769	15,085	26,307
Selling and marketing	3,479	3,935	10,036	11,950
General and administrative	4,144	6,218	13,325	20,001

	12,623	19,922	38,446	58,258

Income (loss) before amortization of intangible assets and other items	(10,163)	(12,784)	(30,372)	(40,244)
Amortization of intangible assets	(500)	(1,162)	(1,496)	(2,903)
Accretion expense	(53)	(16)	(174)	(68)
Restructuring expense	—	(839)	—	(1,637)
Interest income (expense)	(392)	(500)	(1,310)	(1,211)
Impairment of intangible assets	—	(4,407)	—	(8,424)
Equity issuance expenses	(662)	—	(662)	—
Gain on change in estimate	2,970	5,416	3,312	6,958
Gain on contract amendment	417	—	5,702	—
Gain on purchase of business	—	—	—	19,397
Fair value adjustment—warrant liability	3,587	—	3,587	—
Foreign exchange gain (loss)	(724)	419	(1,219)	(122)

Income (loss) before income taxes	(5,520)	(13,873)	(22,632)	(28,254)
Income tax expense (recovery)	102	63	270	(509)

Net Income (loss)	(5,622)	(13,936)	(22,902)	(27,745)
Net Loss Attributable to Non-Controlling Interest	113	69	259	177

Net Income (loss) applicable to shareholders	(5,509)	(13,867)	(22,643)	(27,568)

Income (loss) per share
Basic	(0.12)	(0.36)	(0.55)	(0.74)
Diluted	(0.12)	(0.36)	(0.55)	(0.74)
Weighted Average Shares Outstanding
Basic	47,329,275	38,033,222	41,144,953	37,313,926
Diluted	47,329,275	38,033,222	41,144,953	37,313,926

QuickLinks

  Exhibit 99.1
DragonWave Inc. Reports Third Quarter Fiscal Year 2014 Results
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts (Unaudited)